UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 07, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


Presença
VOYAGER III
Bradesco
Corporate
BANCO POSTAL
CORREIOS
Bradesco
Prime

ENCONTRO BRADESCO APIMEC 2010


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

Luiz Carlos Trabuco Cappi

ENCONTRO
BRADESCO
APIMEC
2010

Bradesco's Strategy

Bradesco's Strategy



Banking

Bradesco

Insurance

Bradesco Seguros

All Social Classes

Social Mobility Opens Outstanding Opportunities in Brazil and in Bradesco

Social Class Breakdown


High income (A); 3.4%
Upper Middle income (B); 4.0%
Middle income (C); 38.7%
Lower Middle income (D); 18.4%
Low income (E); 35.4%
January 2004
High income (A); 4.5%
Upper Middle income (B); 6.2%
Middle income (C); 52.5%
Lower Middle income (D); 17.4%
Low income (E); 19.4%
June 2010

Opportunities in the Client Base

Bradesco

21.9
million
Checking Accounts

57.9
million Clients

Goal for Checking Accounts in 2010: +2.0 million (Budget)
(1.0 million new checking accounts have been opened as of June 2010)

Presence in Brazil

	2Q10
Branches + PABs	4,691
Mini Branches [1]	3,157
Banco Postal	6,177
Bradesco Expresso	23,190
Branches/Subsidiaries Abroad	11
External ATM Network Terminals	3,827
Distribution Network	**41,053**
ATM Terminals	**39,766**



- Bradesco Expresso
- Branches
- Banco Postal

- Client base 57.9 million
- Present in 5,564 Brazilian municipalities
- 137.8 million credit, debit and private-label cards
- 1st Brazilian card brand: ELO
- Largest Insurer in Brazil and Latin America
- 89,204 employees
- Brazil's 2nd Largest Private Employer
- Total Assets: R$ 558.1 billion
- Shareholders' Equity: R$ 44.3 billion

(1) Comprises 1,592 PAAs (Advanced Service Branch) and 1,565 PAEs (Electronic Service Branch).

ENCONTRO BRADESCO APIMEC 2010

Presence Abroad



Bradesco Securities Inc.
New York
Bradesco Securities UK
London
Banco Bradesco Luxembourg S.A.
Luxembourg
New York
Mexico
Bradesco Services Co.Ltd.
Tokyo
Nassau
Ibi México
Bradesco Trade Services Limited.
Hong Kong
Grand Cayman
Cidade Capital Markets Ltd..
Grand Cayman
Banco Bradesco Argentina S.A.
Buenos Aires
Branch
Subsidiary


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Octavio de Barros

Macroeconomic Environment

ENCONTRO
BRADESCO
APIMEC
2010



ECONOMIC SCENARIO:

WE ARE SEEING THINGS WE HAVE NEVER SEEN BEFORE IN BRAZIL.

GLOBAL ECONOMY SLOWS AND MITIGATES INFLATIONARY PRESSURES:

LOW INTEREST RATES FOR A CONSIDERABLE PERIOD.

World GDP Growth (1980-2011)



PERIOD AVERAGE
3.3
5.8
4.8
3.8
2.8
1.8
0.8
-0.2
-1.2
1.7
1.9
0.6
2.4
4.3
3.5
3.2
3.4
4.0
3.5
2.9
2.0
2.9
2.1
3.4
3.3
3.7
4.0
2.6
3.6
4.8
2.3
2.9
3.6
4.9
4.5
5.1
5.2
3.0
-0.6
4.4
3.9
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

SOURCE: IMF
PREPARATION: BRADESCO

(*) Estimates
DEPEC - BRADESCO

GDP Growth (2008-2011): Comparison Between Blocs

	2008	2009	2010*	2011*
World	3.0	-0.6	4.4	3.9
Developed	0.4	-3.3	2.3	2.1
USA	0.4	-2.4	2.7	2.3
Euro Zone	0.6	-4.1	1.4	1.6
Japan	-1.2	-5.2	3.2	1.5
United Kingdom	0.5	-4.9	1.6	2.0
Emerging	5.8	2.1	6.5	5.7
Brazil	5.1	-0.2	7.2	4.5
China	9.6	8.7	9.9	8.3
India	7.3	5.7	8.9	7.6
Mexico	1.5	-6.5	4.7	3.7
Argentina	6.8	0.9	6.4	3.5
South Korea	2.3	0.2	5.3	3.0
Russia	5.6	-7.9	4.7	4.0

SOURCE: IMF
PREPARATION: BRADESCO

(*) Estimates
DEPEC - BRADESCO


OFERTA
JUROS
CÂMBIO
DEMANDA

BRAZILIAN ECONOMY: GOING FORWARD, WE EXPECT A MORE BALANCED GROWTH, *WITH A CHANGE FROM ACCELERATED, TO SOLID, BUT MODERATE GROWTH*

Brazil's Long-Term GDP Growth (1984-2011)



%
9.0
7.0
5.0
3.0
1.0
-1.0
-3.0
-5.0
Previous 20 year period average: 2.7%
8 year average: 4.5%
5.4
7.8
7.5
3.5
-0.1
3.2
-4.3
1.0
-0.5
4.7
5.3
4.4
2.1
3.4
0.0
0.3
4.3
1.3
2.7
1.1
5.7
3.2
4.0
6.1
5.1
-0.2
7.2
4.5
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

SOURCE: IBGE
PREPARATION: BRADESCO

Brazil's GDP Growth
Selected Periods



8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2.31
4.03
3.17
7.20
FHC (1995-2002)
Lula (2003 - 2010)
16 years (1995-2010)
2010

SOURCE: IBGE
PREPARATION: BRADESCO

GDP at Market Prices: Cumulative Growth in Rolling 4 Quarters (2003-2011)


%
7.8
6.5
5.2
3.9
2.6
1.3
0.0
-1.3
3.0
2.2
1.1
1.8
3.5
4.6
5.7
5.1
4.0
3.6
3.2
3.5
3.2
3.6
4.0
4.1
5.3
5.6
6.1
6.4
6.4
6.7
5.1
3.0
1.0
-1.0
-0.2
2.4
4.8
6.9
7.2
6.1
5.4
4.8
4.5
2003q02
2003q03
2003q04
2004q01
2004q02
2004q03
2004q04
2005q01
2005q02
2005q03
2005q04
2006q01
2006q02
2006q03
2006q04
2007q01
2007q02
2007q03
2007q04
2008q01
2008q02
2008q03
2008q04
2009q01
2009q02
2009q03
2009q04
2010q01
2010q02
2010q03
2010q04
2011q01
2011q02
2011q03
2011q04

SOURCE: IBGE
PREPARATION: BRADESCO

Industrial Production 1992-2011


11.0%
6.0%
1.0%
-4.0%
-9.0%
-3.7%
7.5%
7.6%
1.8%
1.7%
3.9%
-2.0%
-0.7%
6.6%
1.6%
2.7%
0.1%
8.3%
3.1%
2.8%
6.0%
3.1%
-7.4%
11.7%
4.1%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010 (p)
2011 (p)

SOURCE: IBGE/PIM
PREPARATION: BRADESCO

Retail Sales 2001-2011



12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
-2.5%
-5.0%
-1.6%
-0.7%
-3.7%
9.2%
4.8%
6.2%
9.7%
9.1%
5.9%
10.3%
6.5%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

SOURCE: IBGE
PREPARATION: BRADESCO

Average Unemployment in Brazil's 6 Main Metropolitan Areas (%)


12.0
11.0
10.0
9.0
8.0
7.0
6.0
11.5
12.3
11.5
9.9
10.0
9.3
7.9
8.1
6.9
6.8
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

SOURCE: IBGE
PREPARATION: BRADESCO

ENCONTRO BRADESCO APIMEC 2010

Share of Formal Jobs in Brazilian Workforce in 2010 and 2020


%
65.0
60.0
55.0
50.0
45.0
40.0
12 point increase
51.0
62.9
Jun/10
2020

Annual Net Job Creation – Formal Sector 1996-2011



-271,226
-35,735
-581,744
-196,001
657,596
591,079
762,415
645,433
1,523,276
1,253,981
1,228,686
1,617,392
1,452,204
995,439
2,302,535
1,470,932
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

SOURCE: CAGED
PREPARATION: BRADESCO

Average Real Wage – Annual Growth


4.5%
3.6%
2.7%
1.8%
0.9%
0.0%
-0.9%
-1.8%
-1.28%
1.53%
3.96%
3.19%
3.39%
3.17%
3.00%
2.57%
2004
2005
2006
2007
2008
2009
2010
2011

SOURCE: IBGE
PREPARATION: BRADESCO

Expanded Real Income (*) Annual Growth



(*) includes labor wages, pension benefits, social benefits and unemployment insurance
8.0%
6.0%
4.0%
2.0%
0.0%
3.66%
5.27%
4.58%
6.78%
5.02%
6.88%
5.79%
2005
2006
2007
2008
2009
2010
2011

SOURCE: IBGE
PREPARATION: BRADESCO

Consumer Confidence Index
Current Situation (Seasonally Adjusted)



135.7
128.9
123.9
122.3
124.8
118.6
111.0
106.5
105.9
104.1
104.0
99.1
98.4
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06
Feb-07
Apr-07
Jun-07
Aug-07
Oct-07
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10
Apr-10
Jun-10
Aug-10

SOURCE: FGV
PREPARATION: BRADESCO

INFLATION, INTEREST AND EXCHANGE RATES

Annual IPCA Inflation (2002-2012*)



14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
12.53%
9.30%
7.60%
5.69%
3.14%
4.46%
5.90%
4.31%
5.10%
4.70%
4.51%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

SOURCE: IBGE
PREPARATION: BRADESCO

Bradesco

Companies' Perception of Industry Competition (MM12m)



25.5
23.5
21.5
19.5
17.5
15.5
13.5
11.5
13.1
12.6
15.0
17.2
20.2
22.9
23.3
24.3
24.8
25.3
Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07 Oct-07 Nov-07 Dec-07 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09 Jul-09 Aug-09 Sep-09 Oct-09 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10

SOURCE: BRADESCO RESEARCH
PREPARATION: BRADESCO

Basic Scenario for SELIC Rate 2008-2011



14.5%
13.5%
12.5%
11.5%
10.5%
9.5%
8.5%
11.25%
11.75%
13.00%
13.75%
12.75%
10.25%
8.75%
8.75%
Beginning in April 2010
9.50%
10.25%
10.75%
10.75%
10.75%
Feb/08
Apr/08
Jun/08
Aug/08
Oct/08
Dec/08
Feb/09
Apr/09
Jun/09
Aug/09
Oct/09
Dec/09
Feb/10
Apr/10
Jun/10
Aug/10
Oct/10
Dec/10
Feb/11
Apr/11
Jun/11
Aug/11
Oct/11
Dec/11

SOURCE: BACEN
PREPARATION: BRADESCO

R$/US$ Exchange Rate 2003-2010



R$/ US$
DECEMBER 2006
R$ 2.14 / US$
DECEMBER 2007
R$ 1.77 / US$
DECEMBER 2008
R$ 2.34 / US$
DECEMBER 2009
R$ 1.74 / US$
DECEMBER 2010
R$ 1.80 / US$
DECEMBER 2011
R$ 1.90 / US$
3,40
3,00
2,60
2,20
1,80
1,40
3.204
2.818
2.716
2.443
2.370
2.058
2.112
1.864
1.814
1.577
2.500
2.234
2.014
1.874
1.703
1.731
1.752
Aug-03
Nov-03
Feb-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Nov-05
Feb-06
May-06
Aug-06
Nov-06
Feb-07
May-07
Aug-07
Nov-07
Feb-08
May-08
Aug-08
Nov-08
Feb-09
May-09
Aug-09
Nov-09
Feb-10
May-10
Aug-10

SOURCE: BLOOMBERG
PREPARATION: BRADESCO

R$/US$ Exchange Rate - End of Period 2000-2012


3.80
3.20
2.60
2.00
1.40
0.80
1.96
2.32
3.53
2.89
2.65
2.34
2.14
1.77
2.34
1.74
1.80
1.90
1.95
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

SOURCE: BCB
PREPARATION: BRADESCO

INVESTMENTS REMAIN STRONG, ESPECIALLY IN THE INDUSTRIAL SECTOR

Percentage of Companies Optimistic on Business Conditions in the Next Six Months (2005-2010)



86.0%
68.0%
50.0%
32.0%
72.6%
68.1%
76.3%
81.0%
76.7%
80.0%
71.4%
74.5%
36.1%
53.2%
62.4%
80.3%
85.4%
82.3%
79.6%
75.8%
Feb/06
Apr/06
Jun/06
Aug/06
Oct/06
Dec/06
Feb/07
Apr/07
Jun/07
Aug/07
Oct/07
Dec/07
Feb/08
Apr/08
Jun/08
Aug/08
Oct/08
Dec/08
Feb/09
Apr/09
Jun/09
Aug/09
Oct/09
Dec/09
Feb/10
Apr/10
Jun/10
Aug/10

SOURCE: MBI
PREPARATION: BRADESCO

Real Growth In Gross Fixed Capital Formation 1996-2011


%
27.0
24.0
21.0
18.0
15.0
12.0
9.0
6.0
3.0
0.0
-3.0
-6.0
-9.0
-12.0
1.50
8.73
-0.34
-8.20
5.03
0.44
-5.23
-4.59
9.12
3.63
9.77
13.85
13.36
-9.93
23.06
10.20
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010 (p)
2011 (p)

SOURCE: IBGE
PREPARATION: BRADESCO

SILENT CHANGES BRING EXTRAORDINARY OPPORTUNITIES FOR BRAZIL

Silent Changes

Heightened social mobility

Macroeconomic visibility "solid tripod"

Irrelevant political risk

Accelerated growth in formal employment

Significant demographic bonus

More focused social policies

Well regulated and paradigmatic banking system

Healthy expansion in bank credit

Dynamic capital market attracting unprecedented interest

ENCONTRO BRADESCO APIMEC 2010

Silent Changes

Rising productivity and new mentality in private sector

Higher competition in nearly all sectors

High degree of simultaneous sectorial investments

Unprecedented foreign appetite and country's recognition as regional leader

Consolidation of inflation targets in a historically leftist government

Infrastructure investments gain consensus

Implementation of few but good microeconomic reforms

International insertion strengthened by robust commodity demand

External liabilities concentrated in investments, instead of external debt

% of Brazilians Below Poverty Line 1992-2010


35.16
35.0
32.0
29.0
26.0
23.0
20.0
17.0
14.0
28.99
28.79
28.38
27.18
28.17
26.72
25.38
22.77
19.31
18.26
16.02
15.54
14.69
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009*
2010*

SOURCE: CPS/FGV
PREPARATION: BRADESCO

* Estimates by CPS/FGV

ENCONTRO BRADESCO APIMEC 2010

Number of Minimum Wages Needed to Buy a New Car 2000-2010



NUMBER OF MONTHLY MINIMUM WAGES
165
145
125
105
85
65
45
157.3
148.4
127.6
115.3
97.0
103.8
92.9
80.4
75.4
67.5
58.1
56.1
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*

SOURCE: MTE. DIEESE/PROCON
PREPARATION: BRADESCO

(*) NEW VW GOL 1.0

Bradesco

Fertility Rate (Births per Woman) 1991-2009*


2.90
2.70
2.50
2.30
2.10
1.90
1.70
1.50
2.73
2.66
2.60
2.54
2.49
2.44
2.40
2.33
2.36
2.22
2.08
2.01
1.95
1.90
1.85
1.79
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007*
2008*
2009*

SOURCE: IBGE
PREPARATION: BRADESCO

* Estimates: BRADESCO

Bradesco

Brazil's Demographic Growth 1981-2030*



2.5%
2.38%
2.31%
2.0%
2.04%
1.80%
1.5%
1.61%
1.52%
1.44%
1.26%
1.0%
1.05%
0.87%
0.70%
0.59%
0.5%
0.51%
0.43%
0.34%
0.0%
1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009* 2010* 2011* 2012* 2013* 2014* 2015* 2016* 2017* 2018* 2019* 2020* 2021* 2022* 2023* 2024* 2025* 2026* 2027* 2028* 2029* 2030*

SOURCE: IBGE
PREPARATION: BRADESCO

* Estimates: BRADESCO

ENCONTRO BRADESCO APIMEC 2010

Brazil: Average Years of Education Individuals Over 25 Years of Age 2003-2009*



7.4
7.2
7.0
6.8
6.6
6.4
6.2
6.3
6.4
6.5
6.7
6.9
7.1
7.3
2003
2004
2005
2006
2007
2008
2009*

SOURCE: PNAD/IBGE
PREPARATION: BRADESCO

Percentage of Population with Over 10 Years of Education (University Level) 2001-2009


41.0%
35.0%
29.0%
23.0%
30.1%
31.4%
32.6%
34.6%
35.7%
37.7%
39.6%
2003
2004
2005
2006
2007
2008
2009*

SOURCE: PNAD-2007
PREPARATION: BRADESCO

* Estimates: BRADESCO

ENCONTRO BRADESCO APIMEC 2010

INTENSE SOCIAL MOBILITY IN BRAZIL

Social Class Breakdown in Brazil Jan-2004 and Jun-2010 – Original Values


Class B;
4.0%
Class A;
3.4%
Class E;
35.4%
Class C;
38.7%
Class D;
18.4%

Social classes in Brazil in January 2004


Class B
6.2%
Class A
4.5%
Class E
19.4%
Class D
17.4%
Class C
52.5%

Social classes in Brazil in June 2010

SOURCE: PME, PNAD/IBGE
PREPARATION: BRADESCO

Number of Brazilians in A, B and C income classes MM12m


112,000,000
102,000,000
92,000,000
82,000,000
72,000,000
74,336,800
77,276,507
82,938,042
88,213,993
97,148,698
100,073,160
106,272,871
110,327,061
Feb/04
Apr/04
Jun/04
Aug/04
Oct/04
Dec/04
Feb/05
Apr/05
Jun/05
Aug/05
Oct/05
Dec/05
Feb/06
Apr/06
Jun/06
Aug/06
Oct/06
Dec/06
Feb/07
Apr/07
Jun/07
Aug/07
Oct/07
Dec/07
Feb/08
Apr/08
Jun/08
Aug/08
Oct/08
Dec/08
Feb/09
Apr/09
Jun/09
Aug/09
Oct/09
Dec/09
Feb/10
Apr/10
Jun/10

SOURCE: PME, PNAD/IBGE
PREPARATION: BRADESCO

Share of Brazilians in A, B and C Income Classes
Original Data in MM12m


61.0%
58.0%
55.0%
52.0%
49.0%
46.0%
43.0%
43.3%
46.3%
48.4%
51.8%
55.1%
56.4%
59.1%
60.6%
Feb/04
Apr/04
Jun/04
Aug/04
Oct/04
Dec/04
Feb/05
Apr/05
Jun/05
Aug/05
Oct/05
Dec/05
Feb/06
Apr/06
Jun/06
Aug/06
Oct/06
Dec/06
Feb/07
Apr/07
Jun/07
Aug/07
Oct/07
Dec/07
Feb/08
Apr/08
Jun/08
Aug/08
Oct/08
Dec/08
Feb/09
Apr/09
Jun/09
Aug/09
Oct/09
Dec/09
Feb/10
Apr/10
Jun/10

SOURCE: PME, PNAD/IBGE
PREPARATION: BRADESCO

Brazilians aged 20 to 59 years in A, B and C Income Classes (Bradesco estimates)



Millions of people
Individuals Ages 20 to 59 years pertaining to classes A, B and C
Individuals aged 20 to 59 years
140.0
120.0
100.0
80.0
60.0
40.0
20.0
41.9
88.4
71.5
107.0
87.0
119.0
104.6
127.9
2000
2010
2020*
2030*

SOURCE: IBGE
PREPARATION AND ESTIMATES: BRADESCO

EXCELLENT PROSPECTS FOR THE BANKING INDUSTRY

Number of Checking Accounts in Brazil's Banking System – Millions



140.0
130,0
120.0
110.0
100.0
90.0
80.0
70.0
60.0
64.0
72.0
77.0
87.0
90.0
95.0
103.0
112.0
126.0
134.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

SOURCE: FEBRABAN
PREPARATION: BRADESCO

Bradesco

ENCONTRO BRADESCO APIMEC 2010

Number of Savings Accounts in Brazil's Banking System – Millions



100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
46.0
51.0
58.0
62.0
68.0
72.0
77.0
82.0
90.0
91.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

SOURCE: FEBRABAN
PREPARATION: BRADESCO

Number of Credit Cards in Brazil – Millions


150.0
130.0
110.0
90.0
70.0
50.0
30.0
10.0
29.0
38.0
42.0
45.0
53.0
68.0
82.0
104.0
124.0
136.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

SOURCE: FEBRABAN
PREPARATION: BRADESCO

Number of Clients Who Regularly Use Internet Banking – Millions



40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
8
9
9
12
18
26
27
30
32
35
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

SOURCE: FEBRABAN
PREPARATION: BRADESCO

Loan / GDP Ratio
2003-2010



50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
24.6%
25.7%
28.3%
30.9%
35.2%
40.8%
45.0%
48.1%
2003
2004
2005
2006
2007
2008
2009
2010*

SOURCE: BACEN
PREPARATION: BRADESCO

Breakdown of Mortgage Loans in Total Stock of Credit



7.0%
6.1%
5.2%
4.3%
5.32%
4.79%
4.63%
4.85%
4.84%
4.61%
5.09%
5.94%
6.43%
7.1%
Apr/04
Jul/04
Oct/04
Jan/05
Apr/05
Jul/05
Oct/05
Jan/06
Apr/06
Jul/06
Oct/06
Jan/07
Apr/07
Jul/07
Oct/07
Jan/08
Apr/08
Jul/08
Oct/08
Jan/09
Apr/09
Jul/09
Oct/09
Jan/10
Apr/10
Jul/10

SOURCE: BACEN
PREPARATION: BRADESCO

Nominal Stock of Vehicle Loans (CDC + Leasing) and Mortgage Loans (Free + Allocated)

ENCONTRO BRADESCO APIMEC 2010

IN R$ BILLION



190
160
130
100
70
40
10
Vehicles
Mortgage
33
52
96
124
149
179.6
25.8
40.3
63.3
116.1
Apr/02
Jul/02
Oct/02
Jan/03
Apr/03
Jul/03
Oct/03
Jan/04
Apr/04
Jul/04
Oct/04
Jan/05
Apr/05
Jul/05
Oct/05
Jan/06
Apr/06
Jul/06
Oct/06
Jan/07
Apr/07
Jul/07
Oct/07
Jan/08
Apr/08
Jul/08
Oct/08
Jan/09
Apr/09
Jul/09
Oct/09
Jan/10
Apr/10
Jul/10

SOURCE: BACEN
PREPARATION: BRADESCO

Bradesco

DELINQUENCY STABLE AND UNDER CONTROL

ENCONTRO BRADESCO APIMEC 2010

Individual Delinquency over 90 days, 2001-2010


%
8.7
8.2
7.7
7.2
6.7
6.2
5.7
5.2
8.4
7.7
6.3
8.0
7.9
7.6
7.4
6.6
6.1
5.9
5.9
6.8
7.7
7.2
7.7
7.2
7.0
7.4
6.9
7.0
7.9
8.50
7.5
6.80
6.50
Jul/01
Oct/01
Jan/02
Apr/02
Jul/02
Oct/02
Jan/03
Apr/03
Jul/03
Oct/03
Jan/04
Apr/04
Jul/04
Oct/04
Jan/05
Apr/05
Jul/05
Oct/05
Jan/06
Apr/06
Jul/06
Oct/06
Jan/07
Apr/07
Jul/07
Oct/07
Jan/08
Apr/08
Jul/08
Oct/08
Jan/09
Apr/09
Jul/09
Oct/09
Jan/10
Apr/10
Jul/10

SOURCE: BACEN
PREPARATION: BRADESCO

Corporate Delinquency over 90 days, 2001-2010



%
3.9
3.4
2.9
2.4
1.9
1.4
1.9
2.8
2.9
2.3
1.9
2.5
2.9
2.2
1.9
1.7
2.3
2.1
2.4
2.8
2.8
2.0
1.6
2.0
2.9
4.0
3.7
3.6
Jul/01
Oct/01
Jan/02
Apr/02
Jul/02
Oct/02
Jan/03
Apr/03
Jul/03
Oct/03
Jan/04
Apr/04
Jul/04
Oct/04
Jan/05
Apr/05
Jul/05
Oct/05
Jan/06
Apr/06
Jul/06
Oct/06
Jan/07
Apr/07
Jul/07
Oct/07
Jan/08
Apr/08
Jul/08
Oct/08
Jan/09
Apr/09
Jul/09
Oct/09
Jan/10
Apr/10
Jul/10

SOURCE: BACEN
PREPARATION: BRADESCO

Annual Nominal Credit Growth 2006-2010

	2006	2007	2008	2009	2010*
Total Credit	20.7%	27.8%	31.1%	15.2%	20.2%
Free Credit	23.4%	32.6%	31.8%	9.6%	17.5%
Individuals	24.8%	33.4%	24.2%	19.2%	18.0%
Corporate	22.2%	31.8%	38.9%	1.6%	17.0%
Allocated Credit	15.2%	17.4%	29.4%	29.1%	25.7%

SOURCE: BACEN
PREPARATION: BRADESCO


Bradesco
Prime
Bradesco
BANCO POSTAL
Bradesco
Empresas
Presença

Domingos Figueiredo de Abreu

ENCONTRO
BRADESCO
APIMEC
2010

Economic and Financial Aspects and Sustainability


Bradesco
Prime
Bradesco
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

1	Economic and Financial Aspects
2	Products with High Growth Perspectives
3	Insurance
4	Share Performance
5	Sustainability


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

1 Economic and Financial Aspects

2 Products with High Growth Perspectives

3 Insurance

4 Share Performance

5 Sustainability

Earnings per Share (1) and Net Income



2.07
2.06
2.04
2.02
2.07
2.19
2.06
2.19
R$ Million
1,956
1,996
1,795
1,839
2,147
2,455
3,952
4,602
1Q09
2Q
3Q
4Q
1Q10
2Q
1H09
1H10
Adjusted Net Income
Earnings per share (R$) – Accumulated 12 Months

(1) For EPS comparison purposes, shares were adjusted in line with stock bonuses and splits.

Efficiency Ratio


%
52.9
54.0
54.6
55.1
55.8
55.9
55.4
54.6
43.0
43.3
42.5
41.5
40.9
40.5
41.2
42.0
44.1
46.0
39.0
38.0
41.1
43.7
41.9
41.5
3Q08
4Q
1Q09
2Q
3Q
4Q
1Q10
2Q
Efficiency Ratio - Quarterly
Efficiency Ratio (ER) - Accumulated 12 months
Efficiency Ratio Adjusted to Risk - Accumulated 12 months (1)

(1) Includes PLL expenses, adjusted by discounts granted, by credit recuperation, by income from the sale of foreclosed assets, among other.

Net Income Breakdown

1H09


%
Insurance
32
Fees
28
Banking
68
Funding
7
Securities
14
Loans
19

1H10


%
Insurance
31
Fees
26
Banking
69
Funding
5
Securities
9
Loans
29

R$ 3,952 million **+16.4%** R$ 4,602 million

NII – Interest / Non-Interest



R$ Million
5,959
327
5,632
5,674
(141)
5,815
5,924
(20)
5,944
7,115
693
6,422
7,560
789
6,771
7,587
696
6,891
7,492
348
7,144
7,689
283
7,406
8,047
384
7,663
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
2Q
Non - Interest
Interest

Credit NII



R$ Million
3,969
4,081
4,256
4,576
4,979
5,150
5,373
5,630
5,757
1,752
1,671
1,888
2,762
3,118
2,908
2,695
2,188
2,161
2,217
2,410
2,368
1,814
1,861
2,242
2,678
3,442
3,596
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
2Q
Net Margin
PLL (*)
Gross Margin

(*) Including loan discounts , credit recovery, income from the sale of foreclosed assets, among other.

Fee Income

1H09


%
Technical Analysis / Underwriting 3
Others 5
Cards 30
Custody/Brokerage 4
Consortium 3
Tax Payments 2
Collection 9
Asset Management 13
Loan Operations 13
Checking Accounts 18

1H10


%
Others 6
Technical Analysis Underwriting 2
Cards 31
Custody/Brokerage 3
Consortium 3
Tax Payments 2
Collection 8
Asset Management 14
Loan Operations 13
Checking Accounts 18

R$ 5,634 milion → **+13.2%** → **R$ 6,377 million**

ENCONTRO BRADESCO APIMEC 2010

Operational Expenses

R$ Million	2Q10	1Q10	1H10	1H09	Variation % Q-o-Q	Variation % Y-o-Y
Structural	1,831	1,735	3,566	3,224	5.5	10.6
Non-Structural	407	385	792	536	5.7	47.8
Personnel	**2,238**	**2,120**	**4,358**	**3,760**	**5.6**	**15.9**
Administrative	**2,738**	**2,647**	**5,385**	**4,388**	**3.4**	**22.7**
Total	**4,976**	**4,767**	**9,743**	**8.148**	**4.4**	**19.6**
Op. Expenses[(1)]/ Total Assets	**3.4%**	**3.4%**	**3.4%**	**3.4%**	**-**	**-**
# Employees	**89,204**	**88,080**	**89,204**	**85,871**	**1.3**	**3.9**

(1) Accumulated over 12 months.

Bradesco

Total Assets and Shareholders' Equity

R$ Million

Total Assets



1.7%
1.7%
1.7%
482,478
532,626
558,100
Jun09
Mar10
Jun10
Total Assets
ROAA (1)

R$ Million

Shareholders' Equity



23.3%
22.2%
22.8%
37,277
43,087
44,295
Jun09
Mar10
Jun10
Shareholders' Equity
ROAE (1) (2)

Basel Ratio - BIS II %

	Jun09	Mar10	Jun10
Tier I	14.3	14.3	13.9
Tier II	2.8	2.6	2.1
Deductions	(0.1)	(0.1)	(0.1)
BIS	**17.0**	**16.8**	**15.9**

(1) Accumulated adjusted Net Income for the period
(2) Excludes the effects from asset valuation adjustment recorded at Shareholders' Equity.

Credit Portfolio (1)


R$ Billion
Mar07: 119.2 — SMEs 26% / Large Corporates 35% / Individuals 39%
Jun: 128.1 — 27% / 34% / 39%
Set: 137.6 — 28% / 33% / 39%
Dez: 159.1 — 28% / 35% / 37%
Mar08: 167.3 — 28% / 35% / 37%
Jun: 180.1 — 28% / 36% / 36%
Set: 195.6 — 28% / 36% / 36%
Dez: 213.6 — 28% / 38% / 34%
Mar09: 213.0 — 28% / 38% / 34%
Jun: 212.8 — 28% / 37% / 35%
Set: 215.5 — 28% / 37% / 35%
Dez: 228.1 — 29% / 35% / 36%
Mar10: 235.2 — 29% / 35% / 37%
Jun: 244.8 — 30% / 34% / 37%
SMEs
Large Corporates
Individuals

(1)Includes sureties, guarantees, advances of credit card receivables and loan assignment s(FIDC and CRI)

Delinquency Ratio > 90 Days


%
6.4
6.4
6.4
5.9
6.2
6.1
6.1
7.1
7.5
7.6
7.4
6.7
6.3
5.1
4.9
4.6
4.2
5.0
4.8
4.4
4.0
3.7
3.7
3.5
3.4
3.4
3.4
3.4
4.5
4.4
3.4
3.2
3.6
3.8
2.6
2.5
2.3
2.4
2.7
0.9
0.9
0.8
0.6
0.5
0.5
0.5
0.2
0.2
0.4
0.3
0.3
0.3
Jun07
Sep
Dec
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
Jun
Individuals
Large Corporates
SMEs
Total

Bradesco

Provisioning Ratios



%
6.2
6.1
5.7
5.6
5.6
5.5
5.7
6.3
7.7
8.3
8.5
8.0
7.6
5.2
5.2
4.9
4.8
4.8
4.8
4.8
5.4
6.1
6.6
7.0
6.5
6.1
4.4
4.3
4.0
4.0
4.2
4.2
4.4
4.9
5.1
5.6
5.6
5.0
4.6
4.2
4.1
3.8
3.8
3.8
3.8
3.9
4.7
5.1
5.5
5.5
4.9
4.5
3.4
3.3
2.9
3.1
3.3
3.3
3.5
3.8
3.9
4.3
4.2
3.8
3.4
R$ 3.0 bn
R$ 6.2 bn
R$ 8.7 bn
Jun07
Sep07
Dec
Mar
Jun08
Sep
Dec
Mar
Jun09
Sep
Dec
Mar
Jun10
PLL
Minimum Requied PLL
E-H Past Dues / Loan Portfolio
12-Month Write Offs
12-Month Write Offs (Gross)


Bradesco
Bradesco
Private Bank
Prime
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

1 **Economic and Financial Aspects**

2 **Products with High Growth Perspectives**

3 Insurance

4 Share Performance

5 Sustainability


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Mortgage

Share of GDP


%
100
90
80
70
60
50
40
30
20
10
0
88.9
74.7
59.2
53.6
39.4
36.0
30.5
24.0
17.0
16.5
10.0
8.2
7.0
6.0
3.0
1.7
1.1
New Zealand
U K
USA
Portugal
Spain
Australia
Canada
Germany
France
Japan
Hong Kong
Korea
Thailand
Italy
Chile
Hungary
China
Poland
Mexico
Czech Republic
Bulgaria
India
Turkey
Brazil
Colombia
Argentina
Russia

As of: Brazil - Jul/10; Colombia – Dec/07; Bulgaria, Czech Republic, Poland, Japan – Dec/06; Others Countries – Mar/08;

ENCONTRO BRADESCO APIMEC 2010

Bradesco's Annual Origination



R$ Million
698
2,119
4,088
5,993
4,707
1,906
4,234
2005
2006
2007
2008
2009
1H09
1H10



Homes
9,238
19,358
33,718
49,252
34,627
13,947
30,999
2005
2006
2007
2008
2009
1H09
1H10

Bradesco


Bradesco
Prime
Bradesco
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Vehicle Financing

Outlook

Inhabitant per Vehicle Ratio


6.9
4.7
4.0
1.7
1.2
Brazil
Argentina
Mexico
UK/Japan
USA

Source: Anfavea

Positioning

Market Share Vehicles – Bradesco & Brad. Financiamentos (CDC and Leasing)


Individuals Market
R$ billion
Bradesco Portfolio (Individual + Corporate)
R$ billion
135.9
31.4
Share ~19%
43.1
June'10
June'10
Bradesco & Brad. Financ.
Market
Bradesco & Brad. Financ

Ranking by Segment

- **1st** Transport / Agribusiness
- **3 rd** Motorcycles
- **3 rd** Automobiles

June 2010

Source: Brazilian Central Bank /Bradesco / Gravames


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Payroll
Deductible Loans

Change in Nominal Stock of Payroll Loans



R$ Million
Payroll-deductible loans generated R$123.4 bn in June 2010, representing 60% of the personal loan market
129,000
99,000
69,000
39,000
9,000
29.0
38.0
45.3
50.8
56.0
57.5
55.2
55.3
59.0
60.0
18,948
34,503
60,835
82,734
123,438
apr/04
jun/04
aug/04
oct/04
dec/04
feb/05
apr/05
jun/05
aug/05
otc/05
dec/05
feb/06
apr/06
jun/06
aug/06
otc/06
dec/06
feb/07
apr/07
jun/07
aug/07
otc/07
dec/07
feb/08
apr/08
jun/08
aug/08
otc/08
dec/08
feb/09
apr/09
jun/09
aug/09
otc/09
dec/09
feb/10
apr/10
jun/10
Payroll – Deductible Loan Portfolio
Payroll- Deductible Loans as % of Personal Loans

Source: DEPEC

ENCONTRO BRADESCO APIMEC 2010

Market Share

	June 09	June 10	Variation
Market	R$91.8 bn	R$123.4 bn	34.4%
Bradesco	R$7.4 bn	R$12.5 bn	68.1%
Share	8.1%	10.1%	2.0 p.p.

Bradesco


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Cards

Market Growth

Card market shows double-digit growth and should stay strong in the next years

CAGR 2000 – 2009: 24%

CAGR 2010 – 2014: 17%



R$ Billion
Card Billings
Credit + Debit + Private Label
More than double
66
89
105
128
159
200
245
302
375
444
535
626
725
838
965
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
+20%

Source: ABECS / Card Industry Estimates

Performance 1H10

Bradesco Cards Main Indicators


MM
Total Number of Credit Cards
125%
36.4
81.9
jun/09
jun/10


R$ bn
Credit Card Billings
43%
24.3
34.8
1H09
1H10


R$ bn
Card Loans
50%
15.7
23.5
jun/09
jun/10


R$ MM
Service Revenue
17%
1,685
1,965
1H09
1H10

Note: Includes Ibi from 4Q09.


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas

ENCONTRO
BRADESCO
APIMEC
2010

Capital Market

ENCONTRO BRADESCO APIMEC 2010

Investment Banking

Issues in the Brazilian Capital Market (R$ billion)



2004 - 2009
4.2x
Equity 1
Domestic Fixed Income 2
26.6
9.2
17.4
69.0
14.1
54.9
121.4
31.3
90.1
146.9
75.5
71.4
102.1
34.9
67.2
110.7
47.1
63.6
31.8
11.3
20.5
49.3
14.4
34.9
2004
2005
2006
2007
2008
2009
1S09
1S10

Number and Volume of Transaction - Bradesco BBI (R$ billion)

BBI



Number of Transactions :
Equity 4
Domestic Fixed Income
22
16
48
16
34
4.2
02
2.3
10.3
2.6
7.7
14.8
4.5
10.3
0.04.8
4.8
6.3
1.8
4.5
2007
2008
2009
1H09
1H10

Source: ANBIMA (Brazilian Financial and Capital Markets Association) ; CVM - Notes (1) Includes primary and secondary issues (IPOs and additional offers); (2) Includes transactions and debentures, Promissory Notes and CRIs; (3) Considering the closing date of operations; (4) Considering ANBIMA's ranking

ENCONTRO BRADESCO APIMEC 2010

Investment Banking

Fixed Income
- **1st** In number of transactions originated until June 2010 by ANBIMA [1] -27 transactions.
- **3rd** In value of foreign private issues of debt bonds by ANBIMA – US$ 3.3 billion in 7 issues

Equity
- **4th** In the distibution of equity instruments, with a total value of R$ 8.0 billion, up to June 2010 according to ANBIMA.
Coordinator and Joint-Bookrunner of 7 share offerings up to June 2010.

M&A
- **1st** In the ranking for consulting for closed transactions, totaling R$1.6 billion up to March 2010 (latest ranking available) according to ANBIMA

Bradesco Relationships

Corporate: 1.2 thousand groups or companies with revenue greater than R$350 million per year

Empresas: 12.4 thousand groups with revenue between R$ 30 and R$ 350 million per year

Corporate Access - BBI

Global Banks: Listed companies; Large unlisted companies

Medium unlisted companies

Small unlisted companies

BBI

Bradesco

BRAM - Bradesco Asset Management

Management Quality MQ1 rating since 2004
The strongest rating in Moody's international scale

ISO 9001 Continuous improvement in the Asset Management Process
The first Brazilian company in the sector to obtain ISO 9001/2000 certification

Ranking of Assets Under Management – Domestic Market [1]

12/31/2009

	Institution	Amount (R$ million)
1	BB-NOSSA CAIXA	294,049
2	ITAÚ-UNIBANCO	225,757
3	BRAM	177,821
4	CAIXA	102,455
5	SANTANDER	92,247
6	HSBC	64,939
7	BTG PACTUAL	51,151
8	SAFRA	32,548
9	CREDIT SUISSE	24,033
10	BNP PARIBAS	23,516

03/31/2010

	Institution	Amount (R$ million)
1	BB-NOSSA CAIXA	317,574
2	ITAÚ-UNIBANCO	228,460
3	BRAM	183,156
4	CAIXA	108,137
5	SANTANDER	99,312
6	HSBC	68,885
7	BTG PACTUAL	44,650
8	SAFRA	33,646
9	BNY MELLON	24,727
10	BNP PARIBAS	24,023

06/30/2010

	Institution	Amount (R$ million)
1	BB-NOSSA CAIXA	329,966
2	ITAÚ-UNIBANCO	223,382
3	BRAM	184,124
4	CAIXA	109,541
5	SANTANDER	98,379
6	HSBC	70,127
7	BTG PACTUAL	49,890
8	SAFRA	37,142
9	BNY MELLON	25,242
10	CREDIT SUISSE	23,961

R$ 184.1 billion (US$ 102 bn[2]) in assets under management

Note: (1) ANDIMA Management Ranking;
(2) R$1.80: US$1.00 on 06/30/2010.

Bradesco


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

1 Economic and Financial Aspects

2 Products with High Growth Perspectives

3 Insurance

4 Share Performance

5 Sustainability

Brazil and the World Insurance Industry [(1)]

ENCONTRO BRADESCO APIMEC 2010

TOP 10 2009

Premium USD Bi	Countries	GDP USD Bi	% GDP	Ranking GDP
1,140	USA	14,258	8.0	1st
506	Japan	5,099	9.9	2nd
309	United Kingdom	2,186	12.9	6th
283	France	2,677	10.6	5th
238	Germany	3,351	7.1	4th
169	Italy	2,119	8.0	7th
163	China	4,736	3.4	3rd
108	Netherlands	796	13.6	16th
99	Canada	1,338	7.4	11th
91	South Korea	882	10.4	14th
15th 49	Brazil	1,571	3.1	9th

Homes Insured: 16%

Vehicles Insured: 25%

7% of population has dental plans

Healthcare plans cover 26% of population

(1) Not including Savings Bonds revenue.

Brazil and World Insurance Industry

Premium as % of Brazilian GDP



3.05
3.11
3.25
3.34
3.44
2005
2006
2007
2008
2009
8.0 %
Global
Average

Brazil's Ranking in the World Industry

Life				Non-Life				TOTAL			
Rank 2009	2009	Rank 2008	2008	Rank 2009	2009	Rank 2008	2008	Rank 2009	2009	Rank 2008	2008
20th	24,781	20th	22,471	14th	23,979	14th	24.972	15th	48,760	17th	47,443

1.2% of Global Market

Sources: CNSeg/ Susep/ ANS/ Swiss Re

Insurance Group Structure


Bradesco Seguros e Previdência
Brasil Re
FLEURY
Orizon
Bradesco Vida e Previdência
Bradesco Capitalização
Bradesco Auto/RE
europ assistance
Bradesco Saúde
OdontoPrev
Mediservice
BSP Affinity


Insur. holders
34 million
Microinsurance and Low Income Insurance
15 million
Claims and Indemnity
R$ 10.2 billion
Med. appointments/ Exams and hosp. stays
36.1 million
Dental Procedures
2.6 million

Bradesco Seguros e Previdência Market Share



	Accumulated to 2009 %	Accumulated to May 2010 %
North	26.1	27.4
Northeast	27.5	25.6
Midwest	23.4	22.5
Southeast	25.4	24.5
South	17.9	18.8
Total	24.4	24.6

Written Premiums, Pension Plan Contributions and Savings Bonds Income

R$ Million

	2Q10	1Q10	1H10	1H09	Variation % Q-o-Q	Variation % Y-o-Y
Life and Pension Plans	3,690	3,910	7,600	6,126	(5.6)	24.1
Health *	1,845	1,705	3,550	2,903	8.2	22.3
Auto and P&C	952	935	1,887	1,472	1.8	28.2
Savings Bonds	594	526	1,120	896	12.9	25.0
Other Lines	82	120	202	211	(31.7)	(4.3)
Total	**7,163**	**7,196**	**14,359**	**11,608**	**(0.5)**	**23.7**
Shareholders' Equity	**10,750**	**10,561**	**10,750**	**10,060**	**1.8**	**6.9**
Net Income	**701**	**703**	**1,404**	**1,288**	**(0.3)**	**9.0**
ROAE	**28.3%**	**27.9%**	**27.4%**	**29.1%**		

* For management purposes, we consider total revenues. As of January 2010, as required by RN 206/09 (ANS) revenues from premiums started to be accounted for "*pro-rata temporis*" (results), and PPNG (Unearned Premiums Provision) was no longer accounted . This change in accounting did not affect premiums earned. The change in the amount of Premiums written in terms of accounting was of R$372 million.

Combined Ratio and Other Information (1)

R$ Billion


Combined Ratio % (2)
86.2
85.5
88.9
85.3
85.2
84.7
1Q09
2Q
3Q
4Q
1Q10
2Q

Technical Provisions


Pension Plans and Life / VGBL
59.5
67.6
69.0
Jun09
Mar10
Jun10
Health
3.4
3.4
3.5
Jun09
Mar10
Jun10


Financial Assets
76.4
86.9
88.5
Jun09
Mar10
Jun10
Technical Provisions
68.8
77.7
79.3
Jun09
Mar10
Jun10

Technical Provisions


Auto/P&C
2.9
3.4
3.5
Jun09
Mar10
Jun10
Savings Bonds
2.7
3.1
3.3
Jun09
Mar10
Jun10

(1) Financial Assets and Technical Provisions;
(2) Excluding additional provisions


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

1 Economic and Financial Aspects

2 Products with High Growth Perspectives

3 Insurance

4 **Share Performance**

5 Sustainability

Share Appreciation



R$*
334%
292%
158%
2005
2006
2007
2008
2009
7M10

	2005	2006	2007	2008	2009	7M10	Accumulated
Bradesco Common	133%	34%	25%	-38%	55%	5%	292%
Bradesco Preferred	118%	33%	33%	-37%	66%	8%	334%
Ibovespa	28%	33%	44%	-41%	83%	-2%	158%

*Adjusted for distributed dividends
Source: Economática

ENCONTRO BRADESCO APIMEC 2010

Market Capitalization


R$ Million
+69%
64,733
84,801
109,463
65,354
103,192
87,887
109,205
2005
2006
2007
2008
2009
1S10
jul/10

Multiple P/BV

2005	2006	2007	2008	2009	1S10	jul/10
3.3x	3.4x	3.6x	1.9x	2.5x	2.0x	2.5x

Dividends



R$ Million
35.9%
35.3%
34.4%
37.2%
35.7%
35.7%
31.5%
31.5%
31.5%
33.1%
31.5%
31.5%
More than R$ 13.8 billion in dividends over the period
1,881
2,160
2,823
2,692
2,718
1,538
2005
2006
2007
2008
2009
1S10
Dividends
Net Pay Out (*)
Gross Pay Out (*)

(*) Accumulated over 12 months


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

1. Economic and Financial Aspects
2. Products with High Growth Perspectives
3. Insurance
4. Share Performance
5. **Sustainability**

ENCONTRO BRADESCO APIMEC 2010

Bradesco's Sustainability Pillars

Bradesco

- **Sustainable Finance**
  - Banking Inclusion
  - Products and Services
  - Socio-environmental Risks
- **Sustainable Management**
  - Human Resources Management
  - Environmental Management
- **Social and Environmental Investments**
  - Education
  - Environment
  - Culture and Sports


Presença
VOYAGER III
Bradesco
Corporate
BANCO POSTAL
CORREIOS
Bradesco
Prime

ENCONTRO
BRADESCO
APIMEC
2010